FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2006

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  LOM Building
                                 27 Reid Street
                                 Hamilton, HM 11
                                     Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release issued by Nordic American Tanker Shipping Limited (the "Company") on November 3, 2006 announcing the Company's dividend and earnings in respect of the third quarter 2006.

Exhibit 1

[GRAPHIC OMITTED]

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) - Announces Dividend and Earnings in respect of the 3rd Quarter of 2006

Hamilton, Bermuda, November 3, 2006

Nordic American Tanker Shipping Limited (the "Company") today announced its results for the 3rd quarter of 2006. A strong tanker market resulted in solid earnings and a healthy dividend per share for the 3rd quarter. The Company has now declared a dividend for 36 consecutive quarters. For the last four quarters including the dividend to be paid in respect of the 3rd quarter of 2006 a total of $5.85 has been declared in dividends which represent 17.7% of the average daily share price over the same period.

Highlights:

o The Board of Directors has declared a dividend of $1.32 per share for the 3rd quarter of 2006.

o 3rd quarter 2006 net income was $0.97 per share based on 21,046,400 issued and outstanding shares at the end of the 3rd quarter.

o No vessels were in dry dock during the 3rd quarter of 2006. We had a total of 11 days offhire across the fleet during the 3rd quarter.

o The dividend is expected to be paid on or about November 28th 2006 to shareholders of record as of November 15th 2006.

o In July the Company announced the acquisitions of its tenth, eleventh and twelfth Suezmax vessels for an aggregate purchase price of $245.9m. The vessels are expected to be delivered from the seller no later than November 2006.

o The Company commenced a follow-on offering on September 26, 2006. The offering was closed on October 11, providing net proceeds to the Company of $173.9m based on an offering price of $32.00 per share. As of November 3, 2006, there are 26,914,088 shares issued and outstanding.

o In September the Company increased its Revolving Credit Facility to $500 million from the previous $300 million, on the same terms as the previous Credit Facility.

Dividends per Share, Earnings per Share and Financial Information:

The Board has declared a dividend of $1.32 per share in respect of the 3rd quarter of 2006. This compares to a dividend of $0.60 per share in respect of the 3rd quarter of 2005.

Net income for the 3rd quarter of 2006 was $20.3m or $0.97 per share (EPS). This compares to a net income of $4.3m or $0.26 per share for the 3rd quarter of 2005.

Operating cash flow (1) was $29.7m for the 3rd quarter of 2006 compared to $10.4m for the 3rd quarter of 2005.


For the 3rd quarter of 2006, operating costs of our vessels and general and administrative costs were largely according to our expectations.

The Company is not involved in freight or interest derivatives.

We currently estimate that our average cash breakeven for our fleet of twelve vessels is approximately $9,000 per day per vessel. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expenses and other financial charges.

Following the public offering in October and after the delivery of the three vessels in November our net debt will be approximately $14m per vessel and we will have approximately $328m undrawn under our $500m revolving credit facility with maturity in 2010. There is no repayment obligation during the tenure of the facility, and the Company pays interest only on drawn amounts, and a commitment fee for undrawn amounts.

No vessels were in dry dock during the 3rd quarter of 2006. After a minor incident, one of our ships has been in dry dock approximately 19 days during the 4th quarter of 2006. There are no other vessels scheduled for dry docking during the 4th quarter of 2006.

The table below shows the number of vessel revenue days over the last eight quarters for all our vessels, reflecting the growth of the Company.

--------------------------------------------------------------------------------
Period            4Q 04   1Q 05   2Q 05   3Q 05   4Q 05   1Q 06    2Q 06   3Q 06
--------------------------------------------------------------------------------
Revenue days       314     371     549     576     697     720      808     817
--------------------------------------------------------------------------------

For further details on our financial results, please see later in this message.

The Fleet
---------

Eight of the Company's nine vessels are trading in the spot market or on spot related terms, while one vessel remains employed on a long term fixed charter rate.

Vessel                            Dwt             Employment
------                            ---             ----------

Gulf Scandic                        151,458       Long term fixed charter
Nordic Hawk                         151,458       Spot related terms
Nordic Hunter                       151,458       Spot related terms
Nordic Voyager                      149,591       Spot
Nordic Fighter                      153,181       Spot
Nordic Freedom                      159,500       Spot
Nordic Discovery                    153,181       Spot
Nordic Saturn                       157,332       Spot
Nordic Jupiter                      157,332       Spot
Nordic Cosmos                       149,997       Spot, expected from Nov. 2006
Nordic Moon                         149,997       Spot, expected from Nov. 2006
Nordic Apollo                       149,997       Spot, expected from Nov. 2006
Total                             1,683,024

The Market

While market spot rates, according to the Imarex Tanker Index, were in the range of $40,000-$50,000 per day in July 2006, the market then strengthened further, with average earnings for modern suezmax tankers ranging in the high $50,000 per day towards the end of August 2006. In September, the market eased off towards the middle of the month. The average earnings for modern suezmax tankers for the 3rd quarter of 2006 were $46,174 per day according to the Imarex Tanker Index. In October 2006 the average Imarex spot market rate was $46,940 per day. Short-term spot rates are notoriously difficult to predict.

The world's suezmax fleet stood at 343 vessels at the end of the 3rd quarter of 2006, compared to 318 vessels at the end of the 3rd quarter of 2005. Eight new vessels were delivered during the 3rd quarter while no vessels were scrapped. Thirty-seven new vessels have been ordered during the 3rd quarter of 2006. The total suezmax order book stood at 99 vessels at the end of the September. At the same time, 72 vessels were single hull, which are expected to be phased out by 2010. Two new vessels are expected to be delivered during the 4th quarter of 2006 (Source: Fearnresearch).

Deliveries of tankers over the next 24 - 36 months from the shipyards can be estimated with a high degree of certainty. The shipyards are expected to operate at more or less full capacity with their present order books, and new orders placed for suezmax tankers are typically for delivery in late 2009 or in 2010. We expect that short term tanker rates may continue to fluctuate significantly.

Strategy
--------

The Company is basing its operations on its unique and successful operating model which combines a transparent and predictable full dividend payout policy with high spot market exposure and a strong balance sheet. Focus is also on a cost effective management of the Company, in order to maintain a low cash break-even level for the operations.

The Company's exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market. With a strong balance sheet, a full dividend payout policy can be maintained without accumulating cash reserves on the balance sheet. A certain amount of term charter coverage is being contemplated from time to time.

The main objective of the Company is to maximize the total return(2) for shareholders via a transparent, predictable and simple strategic platform. Growth is also an inherent part of the operating model and further expansion can be expected. The expansion of the Company is bolstering its earnings and dividend capacity per share.

----------
(1) Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Please see page 5 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2) The total return is based on the change in the price for our common shares plus dividends reinvested in our common shares.

NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD '000
----------------------------------------------------------------------------------------------------------------------
   CONDENSED STATEMENTS
       OF OPERATION
                                                    Three Months Ended                      Nine Months Ended
                                        -------------------------------------------    -------------------------------
                                          Sep. 30,        Jun. 30,        Sep. 30,       Sep. 30,         Sep. 30,
                                              2006            2006            2005           2006             2005
                                        (unaudited)     (unaudited)     (unaudited)    (unaudited)      (unaudited)
----------------------------------------------------------------------------------------------------------------------
NET VOYAGE REVENUE                           36,547          29,574          14,405        101,079           48,558
----------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                    (5,706)         (4,842)         (3,144)       (14,998)          (7,711)
Depreciation                                 (7,257)         (7,256)         (4,842)       (20,798)         (11,733)
General and administrative costs             (1,549)*        (2,175)*        (1,170)        (7,562)**        (6,874)**
----------------------------------------------------------------------------------------------------------------------
                                            (14,512)        (14,273)         (9,156)       (43,358)         (26,318)
----------------------------------------------------------------------------------------------------------------------
Income from vessel operation                 22,035          15,301           5,249         57,721           22,240
----------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest income                                 118             243             170            640              731
Interest expense                             (1,831)         (1,302)         (1,101)        (4,713)          (1,756)
----------------------------------------------------------------------------------------------------------------------
                                             (1,713)         (1,059)           (931)        (4,073)          (1,025)
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                   20,322          14,242           4,318         53,648           21,215
----------------------------------------------------------------------------------------------------------------------

Earnings per average number of shares          0.97            0.68            0.26           2.71             1.40
----------------------------------------------------------------------------------------------------------------------
Weighted average number of shares        21,046,400      21,035,622      16,644,496     19,825,910       15,198,001
----------------------------------------------------------------------------------------------------------------------
Common shares outstanding                21,046,400      21,046,400      16,644,496     21,046,400       16,644,496
----------------------------------------------------------------------------------------------------------------------

*) The G&A for the three months ended Jun. 30, 2006 and Sep. 30, 2006 include non-cash charges of $0.9m and $0.4m respectively which are charges related share based compensation and the 2004 Stock Option Plan.

**) Including non-cash charges associated with issuance of restricted shares to the Manager in connection with follow-on offerings and non-cash charges associated with the 2004 Stock Option Plan.



CONDENSED BALANCE SHEETS
-------------------------------------------------------------------------------------
                                                Sep. 30,      Sep. 30,      Dec. 31,
                                                    2006          2005          2005
                                              (unaudited)   (unaudited)
-------------------------------------------------------------------------------------
Cash deposits                                      17,409         9,918        14,240
Other assets                                       53,330         8,130        27,671
Vessels                                           513,923       405,406       463,933
-------------------------------------------------------------------------------------
Total Assets                                      584,662       423,454       505,844
-------------------------------------------------------------------------------------

Accounts payable and accrued liabilities           13,182         1,138         4,972
Long-term debt                                    115,000        67,000       130,000
Shareholders' equity                              456,480       355,316       370,872
-------------------------------------------------------------------------------------
Total liablilities and shareholders' equity       584,662       423,454       505,844
-------------------------------------------------------------------------------------



CONDENSED STATEMENTS OF CASH FLOW

                                                                                           Twelve
                                                           Nine months ended             Months Ended
                                                       -----------    -----------      --------------
                                                     Sep. 30, 2006    Sep. 30, 2005     Dec. 31, 2005
                                                       (unaudited)    (unaudited)
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------
Net cash from Operating Activitites                         85,838         35,397            51,056
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Net proceeds from sale of Common Stock                     114,801        161,968           161,967
Proceeds from use of Credit Facility                       101,000         72,000           135,000
Repayment of debt                                         (116,000)        (5,000)           (5,000)
Loan facility costs                                              0         (1,050)           (1,075)
Dividends paid                                             (87,065)       (54,292)          (64,279)
---------------------------------------------------------------------------------------------------
Net Cash provided by (used for) Financing Activities        12,736        173,626           226,613
---------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Investment in Vessels                                      (95,406)      (229,837)         (294,161)
---------------------------------------------------------------------------------------------------
Net cash used by investing activitites                     (95,406)      (229,837)         (294,161)
---------------------------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                    3,169        (20,814)          (16,492)
Beginning Cash and Cash Equivalents                         14,240         30,732            30,732
---------------------------------------------------------------------------------------------------

Ending Cash and Cash Equivalents                            17,409          9,918            14,240
---------------------------------------------------------------------------------------------------


                    NORDIC AMERICAN TANKER SHIPPING LIMITED

                  Reconciliation of non-GAAP financial measures
                              (Amounts in USD '000)
------------------------------------------------------------------------------------------
                                   Three Months Ended                  Nine Months Ended
                          ------------------------------------      ----------------------
                          Sep. 30,      Jun. 30,      Sep. 30,      Sep. 30,      Sep. 30,
                              2006          2006          2005          2006          2005
------------------------------------------------------------------------------------------
Voyage revenue              44,599        40,600        22,962       130,378        69,487
Voyage expenses             (8,052)      (11,026)       (8,557)      (29,299)      (20,929)
------------------------------------------------------------------------------------------

Net voyage revenue(1)       36,547        29,574        14,405       101,079        48,558
------------------------------------------------------------------------------------------

============================================================================
                                                    Three Months Ended
                                              ==============================
                                              Sep. 30,   Jun. 30,   Sep. 30,
                                                  2006       2006       2005
============================================================================

Income from vessel operations                   22,035     15,301      5,249
Depreciation                                     7,257      7,256      4,842
Share Based Compensation/ Stock Option Plan        393        949        380
----------------------------------------------------------------------------

Operating Cash Flow(2)                          29,685     23,506     10,471
============================================================================

(1) Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

     Scandic American Shipping Ltd
     Manager for:
     Nordic American Tanker Shipping Ltd.
     P.O Box 56, 3201 Sandefjord, Norway
     Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com

     Web-site: www.nat.bm

     Rolf Amundsen, Investor Relations
     Nordic American Tanker Shipping Ltd.
     Tel: +1 800 601 9079 or + 47 908 26 906

     Gary Wolfe
     Seward & Kissel LLP, New York,
     USA Tel: +1 212 574 1223

     Herbjorn Hansson, Chairman & CEO
     Nordic American Tanker Shipping Ltd.
     Tel: +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)


Dated: November 9, 2006                By: /s/ Herbjorn Hansson
                                            --------------------
                                               Herbjorn Hansson
                                               Chairman, Chief Executive Officer
                                               and President

SK 01318 0002 720069